UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

BARNES & NOBLE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

067774109

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies LLC

9130 W. Sunset Boulevard

Los Angeles, California 90069

(310) 789-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald W. Burkle

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,741,213 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 10,741,213 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,741,213 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 18.7%

14.	Type of Reporting Person* IN

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Management, LLC 30-0013506

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,741,213 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 10,741,213 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,741,213 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 18.7%

14.	Type of Reporting Person* OO

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Funds, LLC 30-0013485

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,741,213 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 10,741,213 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,741,213 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 18.7%

14.	Type of Reporting Person* OO

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, LLC 26-2119718

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,741,213 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 10,741,213 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,741,213 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 18.7%

14.	Type of Reporting Person* OO

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, L.P. 26-2119783

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,475,301 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 6,475,301 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,475,301 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 11.3%

14.	Type of Reporting Person* PN

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance (Parallel) Fund II, L.P. 26-2119907

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,265,912 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 4,265,912 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,265,912 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 7.4%

14.	Type of Reporting Person* PN

* See Instructions

CUSIP No. 067774109

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 2, 2009, as amended by Amendment No. 1 thereto, filed with the SEC on November 13, 2009, and Amendment No. 2 thereto, filed with the SEC on November 17, 2009 (together, this “Schedule 13D”), by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (v) Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership (“YAAF II”), and (vi) Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (“YAAF II Parallel” and, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds, YAAF II LLC and YAAF II, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”).  The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 3) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of this Schedule 13D is hereby supplemented as follows:
The information set forth below in Item 5(c) is hereby incorporated by reference in response to this Item 3.

Item 4.	Purpose of Transaction.
Item 4 of this Schedule 13D is hereby supplemented as follows:

On January 28, 2010, Mr. Burkle sent a letter to the board of directors of the Company (the “Board Letter”), requesting that the board of directors of the Company (a)  allow the Reporting Persons to collectively acquire up to 37% of the outstanding Common Stock (including Common Stock currently held by the Reporting Persons) without triggering the Company’s poison pill and (b) confirm that the members of the Riggio family cannot individually or collectively acquire any more Common Stock without triggering the Company’s poison pill.  In the Board Letter, Mr. Burkle also reiterated concerns regarding the adequacy and enforcement of the Company’s corporate governance policies and practices, as evidenced in part by the Company’s recent adoption of a poison pill.  The foregoing description of the Board Letter is a summary only and is qualified in its entirety by reference to the full text of the Board Letter, which is filed as Exhibit 99.2 to this Schedule 13D and is hereby incorporated herein by reference.

In connection with the activities described above, the Reporting Persons may communicate with, and express their views to, other persons regarding the Company, including, without limitation, the board of directors and management of the Company and other shareholders of the Company regarding the subject matter of the Board Letter.

Item 5.	Interest in Securities of the Issuer.
Items 5(a)(i) and 5(a)(ii) of this Schedule 13D are hereby amended and restated as follows:

(a)           (i)  YAAF II is the direct beneficial owner of 6,475,301 shares of Common Stock, and YAAF II Parallel is the direct beneficial owner of 4,265,912 shares of Common Stock.

                (ii)  Based upon the 57,410,967 shares of Common Stock outstanding as of November 30, 2009, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2009, the number of shares of Common Stock directly beneficially owned by YAAF II and YAAF II Parallel represents

CUSIP No. 067774109

approximately 11.3%, and 7.4% of the Common Stock, respectively, and 18.7% of the Common Stock in the aggregate.

Item 5(c) of this Schedule 13D is hereby supplemented as follows:

(c)           The tables below set forth purchases of the shares of the Company’s Common Stock by the Reporting Persons during the last 60 days. All of such purchases were effected by YAAF II or YAAF II Parallel, as indicated, in broker transactions on the New York Stock Exchange.

Transactions Effected by YAAF II

		Approximate Price
		Per Share ($)
Date	Amount of Shares	(net of commissions)
January 12, 2010	30,410	$17.961
January 13, 2010	120,750	$18.347
January 14, 2010	150,263	$18.436

Transactions Effected by YAAF II Parallel

		Approximate Price
		Per Share ($)
Date	Amount of Shares	(net of commissions)
January 12, 2010	20,034	$17.961
January 13, 2010	79,550	$18.347
January 14, 2010	98,993	$18.436

Item 7.	Materials to be Filed as Exhibits.
Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description of Exhibit

99.2	Letter dated January 28, 2010 from Ron Burkle to Company’s board of directors.

CUSIP No. 067774109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2010

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle

YUCAIPA AMERICAN MANAGEMENT, LLC

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN FUNDS, LLC

By: Yucaipa American Management, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

CUSIP No. 067774109

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

CUSIP No. 067774109

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement, dated as of January 2, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on January 2, 2009).

99.2	Letter dated January 28, 2010 from Ron Burkle to Company’s board of directors.